LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2011	WRITER’S EMAIL rpomerenk@luselaw.com

September 11, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.
Mail Stop 4561

Re:	Campello Bancorp, Inc.:
Registration Statement on Form S-1, File No. 333-152391

Dear Mr. Windsor:

On behalf of Campello Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 5 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated September 9, 2008, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

Our responses to the staff’s comments are as follows:

1.	The disclosure has been revised on page F-8, as requested in the comment.

2.	The disclosure has been revised on page F-8, as requested in the comment.

3.	Exhibit 8 has been signed and filed, as requested in the comment.

*   *   *   *   *

Securities and Exchange Commission

September 11, 2008

We trust the foregoing is responsive to the staff’s comments. As discussed with the staff, on September 10, 2008, the Company requested acceleration of the effective date of the registration statement for 3:00 PM on September 11, 2008, or as soon as possible thereafter.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:	Justin Dobbie, Esq.
Chris Harley, CPA
David Irving, CPA
David W. Curtis, President and Chief Executive Officer
Kent M. Krudys, Esq.